Exhibit 99.1

Fiscal Q1 2015 WNS (Holdings) Limited

WNS Announces First Quarter Fiscal 2015 Earnings

NEW YORK, NY and MUMBAI, INDIA, July 17, 2014 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the 2015 fiscal first quarter ended June 30, 2014.

  Highlights – Fiscal First Quarter 2015:

  GAAP Financials

•	Revenue of $131.0 million, up 7.3% from $122.1 million in Q1 of last year and up 0.6% from $130.3 million last quarter

•	Profit of $12.1 million, compared to $6.7 million in Q1 of last year and $13.4 million last quarter

•	Diluted earnings per ADS of $0.23, compared to $0.13 in Q1 of last year and $0.25 last quarter

  Non-GAAP Financial Measures*

•	Revenue less repair payments of $122.1 million, up 7.3% from $113.8 million in Q1 of last year and down 0.5% from $122.7 million last quarter

•	Adjusted Net Income (ANI) of $20.4 million, compared to $14.4 million in Q1 of last year and $20.9 million last quarter

•	Adjusted diluted earnings per ADS of $0.39, compared to $0.28 in Q1 of last year and $0.40 last quarter

  Other Metrics

•	Added 6 new clients in the quarter, expanded 10 existing relationships

•	Days sales outstanding (DSO) at 32 days

•	Global headcount of 27,760 as of June 30, 2014

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fiscal first quarter was $122.1 million, representing a 7.3% increase versus the first quarter of last year, and a 0.5% decrease from the previous quarter. Fiscal Q1 revenue was adversely impacted by the transition of a large online travel agency (OTA) client to another OTA pursuant to a strategic marketing agreement, and pricing and productivity headwinds from a proposed five plus year contract extension with a major client. Appreciation in the British Pound against the US dollar partially offset these headwinds on both a year-over-year and sequential basis. Excluding exchange rate impacts, constant currency revenue less repair payments* in the first quarter grew 3.4% versus Q1 of last year, and fell 2.8% sequentially.

Adjusted operating margin* for the quarter was 17.9%, as compared to 13.9% in Q1 of last year, and 19.1% reported in the fourth quarter. On a year-over-year basis, operating margin increased as a result of exchange rate favorability, improved productivity and operating leverage associated with higher revenue. Partially offsetting this favorability were pricing and productivity headwinds associated with the proposed major client contract extension, and the impact of our annual wage increases. The sequential reduction in adjusted operating margin* from Q4 to Q1 was driven by headwinds from the proposed major client contract extension and the impact of annual wage increases. These negative impacts were partially offset by exchange rate favorability, improved productivity and an increase in seat utilization.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q1 2015 WNS (Holdings) Limited

Adjusted net income (ANI)* in the fiscal first quarter was $20.4 million, up $6.0 million as compared to Q1 of last year and down $0.6 million from the previous quarter. First quarter ANI* margin was 16.7%, as compared to 12.7% in Q1 of last year, and 17.1% reported last quarter.

From a balance sheet perspective, WNS ended the fiscal first quarter with $156.4 million in cash and investments and $83.0 million of gross debt. In the first quarter, the company generated $13.2 million in cash from operations, and had $3.9 million in capital expenditures. Days sales outstanding were 32 days, as compared to 31 days in Q1 of last year and 30 days reported in the previous quarter.

“We are encouraged by the start to our fiscal year. While revenue in the first quarter was adversely impacted by the online travel client ramp-down and headwinds from the proposed contract extension with a major client, we continued to make solid progress in our underlying business. WNS added 6 new clients and signed two new ‘large deals’ in Q1. In addition, adjusted operating margins and adjusted net income expanded versus the first quarter of last year, coming in at 17.9% and 16.7% respectively,” said Keshav Murugesh, WNS’s Chief Executive Officer.

“The pipeline remains strong for both hunting and farming opportunities, and we continue to target closure of at least 6 ‘large deals’ in fiscal 2015. We believe that our deep domain expertise, vertical approach and client-centric model are resonating well with both existing clients and new prospects, and the company remains focused on leveraging these capabilities to grow revenue and maintain profit margins at or above industry levels.”

Fiscal 2015 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2015 as follows:

•	Revenue less repair payments* is expected to be between $501 million and $528 million, up from $471.5 million in fiscal 2014. This assumes an average GBP to USD exchange rate of 1.70 for the remainder of fiscal 2015.

•	ANI* is expected to range between $81 million and $87 million, up from $72.4 million in fiscal 2014. This assumes an average USD to INR exchange rate of 60.0 for the remainder of fiscal 2015. Based on a diluted share count of 53.3 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.52 to $1.63.

“The company has updated our forecast for fiscal 2015 based on current visibility levels and exchange rates. Our revised guidance for the year reflects top line growth of 6% to 12%, with 95% visibility to the midpoint of the range. This guidance represents 2% to 7% revenue growth on a constant currency* basis. WNS continues to expect profitability to expand faster than revenue, with our ANI* guidance reflecting 12% to 20% year-over-year improvement. Guidance excludes the potential impact from a change in taxability of our Fixed Maturity Plan investments proposed in last week’s India budget. If passed by both houses of Parliament in its current form, the budget proposal would result in WNS incurring incremental taxes of approximately $3.0 million in fiscal 2015,” said Sanjay Puria, WNS’s Chief Financial Officer.

Conference Call

WNS will host a conference call on July 17, 2014 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-800-638-4817; international dial-in +1-617-614-3943; participant passcode 25412786. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 88041555, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

Fiscal Q1 2015 WNS (Holdings) Limited

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2014, WNS had 27,760 professionals across 34 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2015 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey	Archana Raghuram
Corporate SVP–Finance & Head of Investor Relations	Head – Corporate Communications
WNS (Holdings) Limited	WNS (Holdings) Limited
+1 (201) 942-6261	+91 (22) 4095 2397
david.mackey@wns.com	archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 14, 2014.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 14, 2014.

Fiscal Q1 2015 WNS (Holdings) Limited

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q1 2015 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
Revenue	$131.0	$122.1	$130.3

Cost of revenue	86.2	84.4	81.9
Gross profit	44.8	37.7	48.3
Operating expenses:
Selling and marketing expenses	7.7	7.8	9.5
General and administrative expenses	16.2	15.0	14.2
Foreign exchange loss/ (gain), net	1.3	0.5	2.7
Amortization of intangible assets	6.1	6.2	5.9

Operating profit	13.5	8.2	15.9
Other income, net	(3.1)	(2.2)	(3.1)
Finance expense	0.5	0.8	0.7

Profit before income taxes	16.1	9.6	18.3
Provision for income taxes	4.0	2.8	4.9

Profit	$12.1	$6.7	$13.4

Earnings per share of ordinary share
Basic	$0.23	$0.13	$0.26

Diluted	$0.23	$0.13	$0.25

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Jun 30, 2014 compared to
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014	Jun 30, 2013	Mar 31, 2014
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$131.0	$122.1	$130.3	7.3%	0.6%
Less: Payments to repair centers	8.9	8.4	7.5	6.8%	18.9%
Revenue less repair payments (Non-GAAP)	$122.1	$113.8	$122.7	7.3%	(0.5)%
Constant currency revenue less repair payments (Non-GAAP)	$122.6	$118.6	$126.1	3.4%	(2.8)%

Fiscal Q1 2015 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
	(Amounts in millions)
Cost of revenue (GAAP)	$86.2	$84.4	$81.9
Less: Payments to repair centers	8.9	8.4	7.5
Less: Share-based compensation expense	0.4	0.3	0.2
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$76.9	$75.7	$74.2

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
	(Amounts in millions)
Gross profit (GAAP)	$44.8	$37.7	$48.3
Add: Share-based compensation expense	0.4	0.3	0.2
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$45.2	$38.0	$48.5

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
Gross profit as a percentage of revenue (GAAP)	34.2%	30.9%	37.1%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	37.0%	33.4%	39.6%

Fiscal Q1 2015 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.7	$7.8	$9.5
Less: Share-based compensation expense	0.2	0.1	0.2
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.5	$7.8	$9.3

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
Selling and marketing expenses as a percentage of revenue (GAAP)	5.8%	6.4%	7.3%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	6.1%	6.8%	7.6%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
	(Amounts in millions)
General and administrative expenses (GAAP)	$16.2	$15.0	$14.2
Less: Share-based compensation expense	1.6	1.1	1.2
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$14.6	$13.9	$13.0

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
General and administrative expenses as a percentage of revenue (GAAP)	12.4%	12.3%	10.9%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.0%	12.2%	10.6%

Fiscal Q1 2015 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
	(Amounts in millions)
Operating profit (GAAP)	$13.5	$8.2	$15.9
Add: Amortization of intangible assets	6.1	6.2	5.9
Add: Share-based compensation expense	2.2	1.5	1.6
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$21.8	$15.9	$23.5

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
Operating profit as a percentage of revenue (GAAP)	10.3%	6.7%	12.2%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	17.9%	13.9%	19.1%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
	(Amounts in millions)
Profit (GAAP)	$12.1	$6.7	$13.4
Add: Amortization of intangible assets	6.1	6.2	5.9
Add: Share-based compensation expense	2.2	1.5	1.6
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$20.4	$14.4	$20.9

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
Profit as a percentage of revenue (GAAP)	9.2%	5.5%	10.3%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	16.7%	12.7%	17.1%

Fiscal Q1 2015 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
Basic earnings per ADS (GAAP)	$0.23	$0.13	$0.26
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.16	0.15	0.15
Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.40	$0.29	$0.41

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2014	Jun 30, 2013	Mar 31, 2014
Diluted earnings per ADS (GAAP)	$0.23	$0.13	$0.25
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.16	0.15	0.14
Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.39	$0.28	$0.40

Fiscal Q1 2015 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in millions, except share and per share data)

	As at June 30, 2014	As at March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$31.5	$33.7
Investments	125.0	83.8
Trade receivables, net	66.5	62.0
Unbilled revenue	32.9	34.7
Funds held for clients	14.6	15.9
Derivative assets	6.7	6.8
Prepayments and other current assets	18.0	16.9

Total current assets	295.1	253.8

Non-current assets:
Goodwill	86.5	85.7
Intangible assets	61.7	67.2
Property and equipment	43.8	45.2
Derivative assets	2.6	4.1
Investments	—	28.7
Deferred tax assets	36.4	37.1
Other non-current assets	18.0	16.7

Total non-current assets	248.9	284.6

TOTAL ASSETS	$544.0	$538.4

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$27.6	$29.1
Provisions and accrued expenses	26.2	23.9
Derivative liabilities	8.1	9.1
Pension and other employee obligations	27.2	36.3
Short term line of credit	56.3	58.6
Current portion of long term debt	17.9	12.6
Deferred revenue	5.8	5.4
Current taxes payable	4.5	3.3
Other liabilities	6.6	6.6

Total current liabilities	180.2	184.8

Non-current liabilities:
Derivative liabilities	0.6	1.4
Pension and other employee obligations	5.7	5.2
Long term debt	8.7	13.5
Deferred revenue	1.4	1.7
Other non-current liabilities	4.2	3.9
Deferred tax liabilities	2.8	2.9

Total non-current liabilities	23.4	28.6

TOTAL LIABILITIES	$203.6	$213.5

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,478,976 and 51,347,538 shares each as at June 30, 2014 and March 31, 2014, respectively)	8.1	8.0
Share premium	279.0	276.6
Retained earnings	133.8	121.7
Other components of equity	(80.4)	(81.4)

Total shareholders’ equity	340.4	325.0

TOTAL LIABILITIES AND EQUITY	$544.0	$538.4